UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 33-57687
ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
(Full title of the plan and the address of the
plan, if different from that of the issuer named below)
ATMOS ENERGY CORPORATION
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, Texas 75240
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Qualified Retirement Plans and Trusts Committee of the
Atmos Energy Corporation Retirement Savings Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

/s/ Whitley Penn LLP

Dallas, Texas
June 26, 2020

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2019	2018
Assets
Total investments	$973,263,660	$834,339,285
Receivables:
Due from broker	49,587	—
Notes receivable from participants	17,571,378	15,659,188
Total receivables	17,620,965	15,659,188

Payables:
Due to broker	50,892	47,051
Net assets available for benefits	$990,833,733	$849,951,422
See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2019

Additions to Net Assets
Investment income:
Net appreciation in fair value of investments	$154,143,761
Dividends on common stock	6,902,486
Dividends on registered investment companies	27,334,571
Dividends on common/collective trust	903,167
Total investment income	189,283,985

Other income:
Interest received on notes receivable from participants	1,103,729
Other	9,818

Contributions:
Participants	28,290,984
Company	17,713,642
Rollovers	1,476,521
Total contributions	47,481,147

Total additions to net assets	237,878,679

Deductions from Net Assets
Distributions to participants	96,492,977
Administrative expenses	503,391
Total deductions from net assets	96,996,368
Net increase in net assets available for benefits	140,882,311

Net Assets Available for Benefits
Beginning of year	849,951,422
End of year	$990,833,733

See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

1. Description of the Plan
The following brief description of the Atmos Energy Corporation Retirement Savings Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more detailed description of the Plan’s provisions.
General
The Plan is a trusteed defined contribution retirement benefit plan offered to eligible employees of Atmos Energy Corporation (the Company, Atmos Energy or Plan Sponsor). The Plan is to continue for an indefinite term and may be amended or terminated at any time by the Board of Directors of Atmos Energy (the Board). The Plan is administered by the Qualified Retirement Plans and Trusts Committee (the Committee), which is appointed by the Board. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
Substantially all employees of the Company, other than leased employees (Participants), are automatically enrolled in the Plan at a salary deferral rate of four percent (4%) of their compensation. Participants have a 30-day period to opt out of automatic enrollment. After 30 days, if the Participant has not opted out or elected a different deferral percentage, salary deferrals begin at the automatic enrollment level of 4%.
Contributions
Contributions to the Plan include contributions withheld by the Company on behalf of each Participant in an amount specified by the Participant pursuant to a salary deferral agreement, as well as matching and fixed annual Company contributions.
Participants may elect a deferral rate ranging from a minimum of one percent (1%) up to a maximum of 65 percent (65%) of eligible compensation, as defined by the Plan, not to exceed the maximum allowed by the Internal Revenue Code (the Code) ($19,000 in 2019 or $25,000 for those participants age 50 or older).
The Company contributes a matching Company contribution in an amount equal to 100 percent of each Participant’s salary deferral contribution, up to a maximum of 4% of such Participant’s eligible compensation, as defined by the Plan, for the Plan year. The Company’s matching contribution meets the current Internal Revenue Service (IRS) “Safe Harbor” definition. The Company may revoke or amend any Participant’s salary deferral agreement if necessary to ensure that (1) each Participant’s salary deferrals for any year will not exceed applicable Code limitations and (2) Company matching contributions will be fully deductible for federal income tax purposes. The Company matching contributions are in accordance with the participant's investment elections, subject to a 25 percent limit for Atmos Energy common stock. After a participant reaches the 25 percent limit, future Company matching contributions will be made according to the participant's other investment elections. For the year ended December 31, 2019, the Company made matching Company contributions of $13,211,153.
Additionally, employees who joined the Plan subsequent to September 30, 2010 receive a fixed annual Company contribution of 4% of eligible compensation to their Plan account. During the year ended December 31, 2019, the Company made fixed annual contributions of $4,502,489.
Participants are eligible to receive matching and fixed annual Company contributions after completing at least one year of service, effective on the first full pay period after which one year of service has been completed.
Employee deferral contributions and the Company’s matching contributions are immediately and fully vested. The fixed annual Company contribution fully vests after three years of service.
Forfeitures
Forfeitures are first used to fund any restorations of previously forfeited fixed annual Company contributions of former participants that are rehired. Any remaining forfeitures are used to reduce fixed annual Company contributions.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

Investment Options
The Plan allows Participant salary deferral contributions to be invested among a variety of registered investment companies, one common/collective trust (CCT) and Atmos Energy common stock.
Investments in Atmos Energy common stock are participant directed. All Participant and Company contributions made in Atmos Energy common stock are allowed to be diversified at any time after the contribution is made into one or more of the other investment options offered by the Plan.
To help participants achieve better diversification, a participant's investment elections may not have an allocation greater than 25 percent to Atmos Energy common stock for future contributions. In addition, future exchanges or rollovers into Atmos Energy common stock will be limited to 25 percent of the participant's total account balance. After a participant reaches the 25 percent limit, future Company matching contributions will be made in cash according to the participant's investment elections.
Distributions to Participants
Dividends received on Atmos Energy common stock are automatically reinvested in Atmos Energy common stock. However, a Participant may elect to receive dividends paid in cash. This election may be made at any time during the period beginning on the first business day on or after the dividend record date and ending at a time specified by the Committee on the last business day preceding the dividend payout date. Cash dividends received on Atmos Energy common stock, in accordance with the Plan, must be distributed to Participants no later than 90 days after the Plan’s year end. Currently, the dividends are distributed quarterly. Once a Participant elects to receive dividends in cash, the election will remain in effect until the election is changed.
In the event of retirement, death, termination due to disability or termination of employment for another reason, a Participant, or beneficiary in the event of death, is entitled to withdraw their account from the Plan. Effective January 1, 2009, at the time of termination, Participants who do not have Plan loans outstanding are entitled to take one or more partial distributions from their account.

Withdrawals from a Participant’s salary deferral account are allowed upon proof of financial hardship meeting IRS “Safe Harbor” definitions. Hardship withdrawals are not permitted from the Company matching or fixed annual Company contribution accounts.
If elected, subsequent to the Participant attaining age 59 1/2, withdrawals may be made from a Participant’s salary deferral account as well as the vested portion of the Company matching account; however, withdrawals may not be made from the fixed annual Company contribution account. Withdrawals of investments in Atmos Energy common stock may be in the form of Atmos Energy common stock or cash, as determined by the Committee, at the Participant's discretion.
A Participant may elect to receive a distribution of non-safe harbor prior company matching or discretionary contributions made to their account at least two years prior to such election. Safe harbor Company matching contributions meet the current IRS “Safe Harbor” definition and are not eligible for in-service withdrawal.
Loans to Participants
A Participant may borrow up to the lesser of $50,000 or 50 percent of their account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods of up to five years for general purpose loans or 15 years for primary residence loans. The interest rate is the U.S. prime rate plus 2 percent and is fixed over the life of the loan. Until December 31, 2015 a Participant could have a maximum of two loans outstanding at any one time. Effective January 1, 2016, a Participant may only have one loan outstanding going forward.
If a Participant has an outstanding loan in force and terminates employment, the Participant may elect to continue to pay the loan according to the payment schedule that was set up at the time the loan was initiated. If this option is elected, the Participant must also leave their account balance in the Plan. Under a second option, the Participant may elect to have the outstanding loan balance treated as a distribution from the Plan. A third option provides that the Participant may repay the loan in full within the date range established by IRS rules and stated in the Plan's loan policy.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

Revenue-Sharing Credits
In April 2016, the Plan entered into a revenue-sharing agreement with T. Rowe Price. Under the terms of the agreement, T. Rowe Price would provide the Plan with an administrative budget and apply administrative credits for any amount above a set revenue threshold from the Plan’s investment options for record keeping services. The administrative credits would be used to pay certain administrative expenses of the Plan, as directed by the Company.
In July 2017, the Plan negotiated a flat annual rate per participant for the record keeping fees, which replaced the revenue-sharing arrangement. The Plan will use the administrative credits to pay for the record keeping fees of active participants. After the administrative credits have been used, the Company will pay the record keeping fees of active participants. All in-active participants within the Plan will be responsible for paying their record keeping fees, which will be deducted from their account balance.
For the year ending December 31, 2019, the Plan had a total balance of $307,847 in administrative credits. Revenue-sharing credits were allocated to pay $195,196 of administrative expenses for the year ending December 31, 2019. The Plan also had amounts payable for administrative expenses of $50,892 as of December 31, 2019.
Plan Termination
While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the trust will be liquidated, unless the Plan is continued by a successor. Upon such liquidation, all accounts shall be fully vested and will be distributed to the Participants.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to Participants are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Shares of registered investment companies are valued at fair value based on published market prices, which represents the net asset value of shares held by the Plan at year end. Investments in common stock are valued at fair value based on quoted market prices.
The CCT is comprised primarily of fully benefit-responsive investment contracts, which include conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions, designed to provide principal stability and a competitive yield. The CCT is valued at the net asset value of units of the T. Rowe Price Trust Company (T. Rowe Price) collective trust. The net asset value is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
The fair value methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Committee believes the valuation methods used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the measurement date.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

Purchases and sales of securities are recorded on a trade date basis. Investment income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from securities transactions are reported on the average historical cost method. Capital gains and losses are included in interest and dividend income.
Notes Receivable from Participants
Notes receivable from participants represent Participant loans that are recorded at their remaining outstanding balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.
Subsequent Events
Beginning in January 2020, there has been an outbreak of the Coronavirus Disease 2019 (COVID-19 or virus), which has been declared a “pandemic” by the World Health Organization. The virus has adversely impacted global economic activity and contributed to significant volatility and disruption in financial markets. As a result, the value of the Plan's investments have and will fluctuate in response to changing market conditions, however, the ultimate impact cannot be reasonably estimated at this time.
On March 27, 2020, Congress passed the Coronavirus Aid, Relief and Economic Security Act (CARES Act), which included several relief provisions available to tax qualified retirement plans and their participants. The Plan has adopted certain measures included in the CARES Act which allow qualified participants to receive coronavirus-related distributions without penalty and delay repayments of any new or outstanding loans for up to one year. Additionally, required minimum distributions beginning in 2020 will be delayed by one year, but may still be received at the request of a participant.
Except as disclosed above, no events occurred subsequent to the statement of net assets available for benefits date that would require recognition or disclosure in the financial statements.
3. Administration of the Plan and Plan Assets
The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the appointment of the Board without compensation from the Plan. Certain administrative functions are performed by employees of the Company. No employee of the Company receives compensation from the Plan.
In accordance with the Plan, the Company has appointed the Committee as Trustee of the Plan. The Trustee may be removed at the discretion of the Board. The Trustee shall vote any common stock held in the trust in accordance with directions received from the Participants or at its discretion if there are no such directions. The Plan’s assets are held by T. Rowe Price, the custodian and recordkeeper of the Plan.
Generally, administrative expenses of the Plan are paid by the Company except for processing fees related to loans to participants, which are paid by the Participant. However, the Plan permits the use of revenue-sharing credits to reduce administrative expenses.
4. Fair Value Measurements
Authoritative accounting literature establishes a fair value hierarchy that prioritizes the inputs used to measure fair value based on observable and unobservable data. The hierarchy categorizes the inputs into three levels, with the highest priority given to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority given to unobservable inputs (Level 3). The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The levels of the hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset is defined as a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The Plan’s Level 1 measurements consist of registered investment companies (mutual funds) and corporate stock.
Level 2 — Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable for the asset as of the reporting date. These inputs are derived principally from, or corroborated by, observable market data. Currently, the Plan has no assets recorded at fair value that would qualify for Level 2 reporting.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

Level 3 — Unobservable inputs that are supported by little, if any, market activity and are significant to the fair value of the assets as of the measurement date. Currently, the Plan has no assets recorded at fair value that would qualify for Level 3 reporting.

The Plan records accounts receivable and accounts payable at carrying value, which substantially approximates fair value due to the short-term nature of these assets.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018:

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Registered investment companies	$594,494,517	$—	$—	$594,494,517
Corporate stock	340,051,677	—	—	340,051,677
Total investments in the fair value hierarchy	$934,546,194	$—	$—	934,546,194
Investments measured at net asset value (1)				38,717,466
Investments at fair value				$973,263,660

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Registered investment companies	$473,782,926	$—	$—	$473,782,926
Corporate stock	319,790,867	—	—	319,790,867
Total investments in the fair value hierarchy	$793,573,793	$—	$—	793,573,793
Investments measured at net asset value (1)				40,765,492
Investments at fair value				$834,339,285

(1)
Investments in our CCT that are measured at net asset value per share equivalent are not classified in the fair value hierarchy. The fair value amounts presented are intended to reconcile the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2019 and 2018, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period

T. Rowe Price Stable Value Common Trust Fund	$38,717,466	n/a	Daily	12 months

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period

T. Rowe Price Stable Value Common Trust Fund	$40,765,492	n/a	Daily	12 months

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

5. Related Party and Party-in-Interest Transactions
Certain Plan investments in registered investment companies and a common/collective trust fund are managed by T. Rowe Price. T. Rowe Price is the custodian and recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Additionally, certain plan participants have invested in Atmos Energy common stock. Because the Company is the Plan Sponsor, transactions involving Atmos Energy common stock qualify as party-in-interest and related party transactions. The Plan also issues loans to participants. All of these party-in-interest transactions are exempt from the prohibited transaction rules. At December 31, 2019 and 2018, participant accounts held 3,039,976 and 3,448,995 shares of Atmos Energy common stock and received $6,902,486 in dividends from Atmos Energy common stock during 2019. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.

At December 31, 2019 and 2018, the percentage of the Plan’s investments held in the Company’s common stock was 34.9% and 38.3%.
6. Income Tax Status
The Plan has received a determination letter from the IRS dated August 20, 2014 stating that the Plan is qualified under Section 401(a) of the Code; therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
Form 5500, SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 75-1743247
PLAN NUMBER: 002
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Atmos Energy Corporation	Common stock; 3,039,976 shares	**	$340,051,677
*	T. Rowe Price Trust Company	Stable Value Common Trust Fund	**	38,717,466
*	T. Rowe Price Trust Company	Balanced Fund I Class	**	24,642,997
*	T. Rowe Price Trust Company	Short-Term Bond Fund I Class	**	4,162,205
*	T. Rowe Price Trust Company	New Horizons Fund I Class	**	65,144,017
*	T. Rowe Price Trust Company	Mid-Cap Value Fund I Class	**	28,704,333
*	T. Rowe Price Trust Company	New America Growth Fund I Class	**	29,330,384
*	T. Rowe Price Trust Company	Equity Income Fund I Class	**	44,208,381
*	T. Rowe Price Trust Company	Growth Stock Fund I Class	**	49,961,510
	Baird	Aggregate Bond Institutional Fund	**	38,604,709
	Vanguard Group, Inc.	Vanguard Institutional Index Fund	**	65,269,605
	Vanguard Group, Inc.	Vanguard Ttl Int Stock Institutional Index Fund	**	21,306,597
	Vanguard Group, Inc.	Total Bond Market Index Institutional Fund	**	25,193,263
	Vanguard Group, Inc.	Treasury Money Market Fund Investor Shares	**	307,847
	American Funds	EuroPacific Growth Fund	**	24,445,990
	American Funds	The New Economy Fund	**	20,505,928
*	T. Rowe Price Trust Company	Retirement 2005 Fund I Class	**	727,344
*	T. Rowe Price Trust Company	Retirement 2010 Fund I Class	**	1,261,057
*	T. Rowe Price Trust Company	Retirement 2015 Fund I Class	**	3,499,754
*	T. Rowe Price Trust Company	Retirement 2020 Fund I Class	**	16,632,045
*	T. Rowe Price Trust Company	Retirement 2025 Fund I Class	**	21,946,471
*	T. Rowe Price Trust Company	Retirement 2030 Fund I Class	**	21,723,335
*	T. Rowe Price Trust Company	Retirement 2035 Fund I Class	**	17,471,909
*	T. Rowe Price Trust Company	Retirement 2040 Fund I Class	**	15,467,985
*	T. Rowe Price Trust Company	Retirement 2045 Fund I Class	**	20,122,038
*	T. Rowe Price Trust Company	Retirement 2050 Fund I Class	**	17,046,642
*	T. Rowe Price Trust Company	Retirement 2055 Fund I Class	**	12,880,007
*	T. Rowe Price Trust Company	Retirement 2060 Fund I Class	**	2,736,976
*	T. Rowe Price Trust Company	Retirement Balanced Fund I Class	**	1,191,188
*	Participant loans	Interest rates from 5.25% to 9.25%, various maturities up to 15 years	-0-	17,571,378
				$990,835,038

*	Indicates party-in-interest to the Plan
**	Cost information in column (d) is not required for participant-directed investments

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Qualified Retirement Plans and Trusts Committee, the Trustee of the Atmos Energy Corporation Retirement Savings Plan and Trust, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATMOS ENERGY CORPORATION RETIREMENT SAVINGS PLAN AND TRUST

By:	/s/ CHRISTOPHER T. FORSYTHE
Christopher T. Forsythe
Chairman of the Qualified Retirement Plans and Trusts Committee
June 26, 2020

EXHIBITS INDEX

Exhibit Number	Description	Page Number or Incorporation by Reference to

23.1	Consent of Independent Registered Public Accounting Firm, Whitley Penn LLP